

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 6010

September 12, 2008

William J. Schmidt
Chief Financial Officer
Ibis Technology Corporation
32 Cherry Hill Drive
Danvers, MA 01923

> **Re: Ibis Technology Corporation**
> **Form 10-K for the Fiscal Year ended December 31, 2007**
> **Filed May 28, 2008**
> **File No. 000-23150**

Dear Mr. Schmidt:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

Angela Crane
Branch Chief